Exhibit 99.1

For immediate release

Bell Canada to redeem Series M-41 debentures due March 2, 2026

MONTRÉAL, November 7, 2025 – Bell Canada (Bell) today announced it will redeem, on December 8, 2025, prior to maturity, all of its outstanding Cdn $750 million principal amount of 3.55% Debentures, Series M-41, due March 2, 2026 (the Series M-41 Debentures).

The Series M-41 Debentures will be redeemed at par, being a price equal to $1,000 per $1,000 of principal amount, plus $9.434 per $1,000 of principal amount for accrued and unpaid interest, up to, but excluding the date fixed for redemption, the whole in accordance with and subject to the terms and conditions attached to the Series M-41 Debentures.

About Bell

Bell is Canada’s largest communications company1, leading the way in advanced fibre and wireless networks, enterprise services and digital media. By delivering next-generation technology that leverages cloud-based and AI-driven solutions, we’re keeping customers connected, informed and entertained while enabling businesses to compete on the world stage. To learn more, please visit Bell.ca or BCE.ca.

1 Based on total revenue and total combined customer connections.

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Ellen Murphy

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Krishna Somers

krishna.somers@bell.ca